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                                                                    EXHIBIT 99.5

                              LTC PROPERTIES, INC.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay distributions on, and the market price of, our common stock may be adversely affected if any of such risks are realized.

In accordance with "plain English" guidelines provided by the Securities and Exchange Commission, whenever we refer to "our company" or to "us," or use the terms "we" or "our," we are referring to LTC Properties, Inc. and its subsidiaries.

Our Performance is Subject to Risks Associated with Health Care Real Estate Investment

There are Factors Outside of our Control that Affect the Performance and Value of our Real Estate. Real property investments in the health care industry are subject to varying degrees of risk. The economic performance and values of health care real estate can be affected by many factors including governmental regulation, economic conditions, and demand for health care services. We cannot assure that the value of any property acquired by us will appreciate or that the value of property securing any of our mortgage loans or any property acquired by us will not depreciate. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally do not decline when circumstances cause a reduction in income from the property.

Income and Returns from Health Care Facilities Can be Volatile. The possibility that the health care properties in which we invest will not generate income sufficient to meet operating expenses, will generate income and capital appreciation, if any, at rates lower than those anticipated or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in health care related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws and government payment), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

Real Estate Investments are Illiquid. Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. All of our properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Transfers of operations of nursing homes and other health care-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that the borrower or lessee becomes unable to meet its obligations on the debt or lease, the liquidation value of the property may be substantially less than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds could be delayed by the approval process of any state agency necessary for the transfer of the property. In addition, certain significant expenditures associated with real estate investment (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of these events occur, our income and funds available for distribution would be adversely affected.

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Some Potential Losses are not Covered by Insurance. It is our current policy and we intend to continue this policy that all borrowers of funds from us and lessees of any of our properties secure adequate comprehensive property and general and professional liability insurance that covers us as well as the borrower and/or lessee. Even though that is the policy of the Company, certain borrowers and lessees have been unable to obtain general and professional liability insurance because the cost of such insurance has increased substantially and some insurers have stopped offering such insurance for long term care facilities. Additionally, insurance companies have filed for bankruptcy protection leaving certain of the Company's borrowers and/or lessees without coverage for periods that were believed to be covered prior to such bankruptcies. The unavailability and associated exposure as well as increased cost of such insurance could have a material adverse effect on the lessees and borrowers, including their ability to make lease or mortgage payments. Although the Company contends that as a non-possessory landlord it is not generally responsible for what takes place on real estate it does not possess, claims including general and professional liability claims, may still be asserted against it which may result in costs and exposure for which insurance is not available. Certain risks may be uninsurable, not economically insurable or insurance may not be available and there can be no assurance that the Company, a borrower or lessee will have adequate funds to cover all contingencies. At renewal in August of 2001, the Company's insurer elected to not renew its policy for general and professional liability coverage. The Company has been unable to replace coverage for this type of contingent liability insurance. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of the Company's properties, the Company could be subject to an adverse claim including claims for general or professional liability, could lose the capital that it has invested in the properties, as well as the anticipated future revenue for the properties and, in the case of debt which is with recourse to the Company, the Company would remain obligated for any mortgage debt or other financial obligations related to the properties. Certain losses such as losses due to floods or seismic activity if insurance is available may be insured subject to certain limitations including large deductibles or co-payments and policy limits.

We Depend on Lease Income and Mortgage Payments from Real Property. Since a substantial portion of our income is derived from mortgage payments and lease income from real property, our income would be adversely affected if a significant number of our borrowers or lessees were unable to meet their obligations to us or if we were unable to lease our properties or make mortgage loans on economically favorable terms. There can be no assurance that any lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, we could lease the property to others on favorable terms.

Our Borrowers and Lessees Face Competition in the Healthcare Industry.

The long-term care industry is highly competitive and we expect that it may become more competitive in the future. Our borrowers and lessees are competing with numerous other companies providing similar long-term care services or alternatives such as home health agencies, hospices life care at home, community-based service programs, retirement communities and convalescent centers. There can be no assurance that our borrowers and lessees will not encounter increased competition in the future which could limit their ability to attract residents or expand their businesses and therefore affect their ability to make their debt or lease payments to us.

The Healthcare Industry is Heavily Regulated by the Government.

Our borrowers and lessees who operate health care facilities are subject to heavy regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws, requirements and regulations could affect its ability to operate its facility or facilities and could adversely affect such borrower's or lessee's ability to make debt or lease payments to us.

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Our Borrowers and Lessees Rely on Government and Third Party Reimbursement. The
ability of our borrowers and lessees to generate revenue and profit determines the underlying value of that property to us. Revenues of our borrowers and lessees are generally derived from payments for patient care. Sources of such payments include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans, health maintenance organizations, preferred provider arrangements, self-insured employers, as well as the patients themselves.

A significant portion of the revenue of our borrowers and lessees is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Because of significant health care costs paid by such government programs, both federal and state governments have adopted and continue to consider various health care reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients, and several states have reduced, or are considering reducing, nursing facility payment rates. Moreover, health care facilities have experienced increasing pressures from private payors attempting to control health care costs, and reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

Governmental and public concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future payment rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our borrowers and lessees and thereby adversely affect those borrowers' and lessees' abilities to make their debt or lease payments to us. Failure of the borrowers or lessees to make their debt or lease payments would have a direct and material adverse impact on us.

Regulations Have Been Adopted to Eliminate Fraud and Abuse. There are various federal and state laws prohibiting fraud by health care providers, including criminal provisions which prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Violation of these federal provisions is a felony punishable by up to five years imprisonment and/or $25,000 fines. Civil provisions prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment. The penalties for such a violation are fines of not less than $5,500 nor more than $11,000, plus treble damages, for each claim filed.

There are also laws which govern referrals and financial relationships. The federal Anti-Kickback Law prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements, including ownership interests in a company by persons who refer or who are in a position to refer patients, as well as personal services agreements, have under certain circumstances, been alleged or been found to violate these provisions. In addition to the Anti-Kickback Statute, the federal government restricts certain financial relationships between physicians and other providers of health care services.

State and federal governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, we believe the law could initially bring about significant and, in some cases, costly changes. HHS has released three rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule requires the use of uniform standards for common health care transactions, including health care claims information, plan eligibility, referral certification and authorization,

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claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits.

Second, HHS has released new standards relating to the privacy of individually identifiable health information. These standards not only require our lessees' or borrowers' compliance with rules governing the use and disclosure of protected health information, but they also require entities to impose those rules, by contract, on any business associate to whom such information is disclosed.

Third, on February 20, 2003, HHS issued final rules governing the security of health information. This rule specifies a series of administrative, technical, and physical security procedures covered entities must use to assure the confidentiality of electronic protected health information.

HHS finalized the new transaction standards on August 17, 2000, and covered entities, such as our lessees or borrowers, originally were required to comply with the new standards by October 16, 2002. Congress passed legislation in December 2001 that delayed the compliance date for one year (until October 16, 2003), but only for entities that submit a compliance plan to HHS by the original implementation deadline, which we have done. On February 20, 2003, HHS published certain modifications to the final transaction standards, but these changes do not affect the October 16, 2003 compliance deadline. The privacy standards were issued on December 28, 2000, and, after certain delays, became effective April 14, 2001, with a compliance date of April 14, 2003. The security standards are effective April 21, 2003, with a compliance date of April 21, 2005 for most covered entities. Sanctions for failing to comply with HIPAA include criminal penalties and civil sanctions.

We believe the lessees or borrowers of our health care properties are aware of and should be evaluating the effect of HIPAA. We believe our lessees or borrowers cannot at this time estimate the cost of such compliance, nor estimate the cost of compliance with standards that have not yet been finalized. The new and proposed health information standards are likely to have a significant effect on the manner in which the lessees or borrowers of our health care properties handle health data and communicate with payors. However, based on our current knowledge, we cannot currently estimate the cost of compliance or if there will be a material adverse effect on our business, financial condition or results of operations as a result of our lessees or borrowers experiencing increased costs for compliance.

Based upon information we have periodically received from our lessees or borrowers over the terms of their respective leases and loans, we believe that the nursing facilities in which we have invested in the property are in substantial compliance with the various regulatory requirements applicable to them, although there can be no assurance that the lessees and borrowers are in compliance or will remain in compliance in the future.

Congress and the States Have Enacted Health Care Reform Measures. The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs. While the Bush Administration has proposed expanded funding for Medicare prescription drug coverage, it has stated that it intends to offset the cost of this benefit in part from savings from "overpayments" to other Medicare providers.

The Balanced Budget Act enacted significant changes to the Medicare and Medicaid programs designed to "modernize" payment and health care delivery systems while achieving substantial budgetary savings. In seeking to limit Medicare reimbursement for long term care services, Congress established the prospective payment system for skilled nursing facility services to replace the cost-based reimbursement system. Skilled nursing facilities needed to restructure their operations to accommodate the new Medicare prospective payment system reimbursement. Since the SNF PPS was enacted, several publicly held operators of long-term care facilities and at least two publicly held operators of assisted living facilities have filed for reorganization under Chapter 11 of the federal bankruptcy laws. While at least two of the long-term care operators and an assisted living operator have emerged from bankruptcy, there can be no assurances given that 2003 and future years will not include additional bankruptcies of skilled nursing and assisted living operators. While the Balanced Budget Refinement Act and the Benefits Improvement and

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Protection Act of 2000 contained provisions that mitigated, to a certain extent, the effects of the Balanced Budget Act, many of these changes expired in October 2002. If Congress fails to take timely action to provide additional relief, or if it actually decreases Medicare reimbursement, skilled nursing facilities could experience significant losses in revenue.

In addition, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Congress and state legislatures can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by the government and other third party payors.

In light of forthcoming regulations and continuing state Medicaid program reform and budget cuts, no assurance can be given that the implementation of such regulations and reform will not have a material adverse effect on our financial condition or results of operations.

Our Properties are Subject to Licensing, Certification and Accreditation. In addition to the requirements to be met by skilled nursing facilities for participation in the Medicare and Medicaid programs, skilled nursing facilities are subject to regulatory and licensing requirements of federal, state and local authorities. The operator of each skilled nursing facility is licensed annually by the department of health or other applicable agency in each state. In granting and renewing licenses, regulatory agencies consider, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and continuing compliance with the laws and regulations relating to the operation of the facilities. State licensing of facilities is a prerequisite to certification under the Medicare and Medicaid programs. In the ordinary course of business, the operators receive notices of deficiencies for failure to comply with various regulatory requirements and take appropriate corrective and preventive actions.

Failure to obtain licensure or loss of licensure would prevent a facility from operating. Failure to maintain certification in the Medicare and Medicaid programs would result in a loss of funding from those programs. Although accreditation is generally voluntary, loss of accreditation could result in a facility not meeting eligibility requirements to participate in various reimbursement programs. These events could adversely affect the facility operator's ability to make rent and debt payments.

In addition to licensing requirements, state and local laws may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and occasionally the contraction of health care properties by requiring certificate of need or other similar approval programs. States vary in their utilization of these programs. In addition, health care properties are subject to the Americans with Disabilities Act and building and safety codes which govern access, physical design requirements for properties, and building standards.

Skilled Nursing Facilities. Skilled nursing facilities are regulated primarily through the state licensing and federal certification criteria established by federal law enacted as part of the Omnibus Budget Reconciliation Act of 1987. Regulatory authorities and licensing standards vary from state to state, and in some instances from locality to locality. These standards are constantly reviewed and revised. Agencies periodically inspect facilities, at which time deficiencies may be identified. The facilities must correct these deficiencies as a condition to continued licensing or certification and participation in government reimbursement programs, and may receive sanctions for noncompliance. Depending on the nature of such deficiencies, remedies can be routine or costly, and sanctions can be modest or severe, up to revocation of a facility's license or certification or closure of a facility. Similarly, compliance with regulations that cover a broad range of areas such as patients' rights, staff training, quality of life and quality of resident care may increase facility start-up and operating costs.

Assisted Living Facilities. Assisted living facilities are subject to certain state regulations and licensing requirements. To qualify for licensure, assisted living facilities must comply with regulations that address,

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among other things, staffing, physical design, required services and resident characteristics. Assisted living facilities are also subject to various local building codes and other ordinances, including fire safety codes. These requirements vary from state to state and are monitored to varying degrees by state agencies. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, and in extreme cases, the revocation of a facility's license or closure of a facility. Such actions may have an effect on the revenues of the borrowers and lessees of properties owned by us and therefore adversely impact our revenues.

Currently, assisted living facilities are not regulated as such by the federal government. State standards required for assisted living facilities are generally less stringent than those required of other licensed health care operators.

There can be no assurance that federal regulations governing the operation of assisted living facilities will not be implemented in the future or that existing state regulations will not be expanded. In addition, only certain states have adopted laws or regulations permitting individuals with higher acuity levels to remain in assisted living communities who may otherwise qualify for placement in a nursing facility. While only certain states presently provide for any Medicaid reimbursement for assisted living residences, several states are currently reviewing their policies and reimbursement programs to provide funding for assisted living residences. There can be no assurance that such states will adopt the Medicaid waiver program.

Environmental Problems Are Possible and Can Be Costly. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as our company) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner or secured lender knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner or secured lender in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenues.

Although the mortgage loans that we provide and leases covering our properties require the borrower and the lessee to indemnify us for certain environmental liabilities, the scope of such obligations may be limited and we cannot assure that any such borrower or lessee would be able to fulfill its indemnification obligations.

We Rely on a Few Major Operators

Assisted Living Concepts, Inc. ("ALC") leases 37 assisted living properties with a total of 1,434 units owned by us representing approximately 12.5%, or $74,725,000, of our total assets. In October 2001, ALC filed for reorganization under Chapter 11 of the federal bankruptcy laws. The filing was pre-negotiated with sufficient debt holders to allow ALC to reorganize its debt and equity and emerge from bankruptcy as of 12:01 a.m. on January 1, 2002. At the request of our Board of Directors, we agreed to reduce total rents under the 37 leases by $875,000 a year, beginning January 1, 2002. Our Chairman, CEO and President, Mr. Andre C. Dimitriadis, became a Board Member of ALC as of January 1, 2002.

Alterra Healthcare Corporation ("Alterra") leases 35 assisted living properties with a total of 1,416 units owned by the Company representing approximately 12.2%, or $73,420,000, of the Company's total assets at December 31, 2002. Alterra announced on January 22, 2003 that it had filed a voluntary petition with the U.S. Bankruptcy Court for the District of Delaware to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Alterra's senior management informed us that they expect all leases with us will be affirmed. While no assurances can be given in a bankruptcy, such affirmation would result in no adverse impact to us as a result of Alterra's reorganization. Alterra is current on all rents due us through March 2003.

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These companies are publicly traded companies, and as such are subject to the filing requirements of the Securities and Exchange Commission. Our financial position and its ability to make distributions may be adversely affected by further financial difficulties experienced by ALC and Alterra or any of our other lessees and borrowers, including additional bankruptcies, inability to emerge from bankruptcy, insolvency or general downturn in business of any such operator, or in the event any such operator does not renew and/or extend its relationship with us or our company's borrowers when it expires.

Third Parties That Operate Our Properties May Become Bankrupt

If third parties that borrow funds for or lease properties we invest in become bankrupt, any investments we make in assets operating in workout modes or under Chapter 11 of the Bankruptcy Code could be subordinated or disallowed, and we could be liable to third parties. Furthermore, if we receive any distributions relating to such investments, they could be recovered from us if the distribution is regarded as a fraudulent conveyance or preferential payment. Bankruptcy laws, including the automatic stay imposed upon the filing of a bankruptcy petition, may delay our ability to realize on collateral securing loans made by us or may adversely affect the priority of our loans through doctrines such as "equitable subordination" or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

We Invest in Mortgage Loans

Borrowers May be Unable to Make Debt Service Payments. We invest in mortgages. In general, investments in mortgages include the risks that borrowers may not be able to make debt service payments or pay principal when due, that the value of the mortgaged property may be less than the principal amount of the mortgage note secured by the property and that interest rates payable on the mortgages may be lower than our cost of funds to acquire these mortgages. In any of these events, our ability to make distributions on, and the market price of, our common stock could be adversely affected.

Our Remedies May Be Limited When Mortgage Loans Default. To the extent we invest in mortgage loans, such mortgage loans may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under such obligations, we may have to foreclose on the property underlying the mortgage or protect our interest by acquiring title to a property and thereafter make substantial improvements or repairs in order to maximize the property's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If a borrower seeks bankruptcy protection, the Bankruptcy Court may impose an automatic stay that would preclude us from enforcing foreclosure or other remedies against the borrower. Relatively high "loan to value" ratios and declines in the value of the property may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

There are Disadvantages to Investments in Commercial Mortgage Backed Securities

Investments in Commercial Mortgage Backed Securities are Subject to Real Estate Risks Relating to the Underlying Properties. We retain subordinated portions of the REMIC Certificates issued in our securitizations. These REMIC Certificates are a form of mortgage backed securities and as such, we are subject to the same risks associated with investing directly in the underlying mortgage loans. This is especially true in our case due to the nature of the collateral properties securing the underlying mortgages in our securitizations. All of these properties are special purpose properties used for the delivery of long-term care services. Any risks associated with investing in these types of properties could impact the value of our investment in the REMIC Certificates we retain.

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Investments in Commercial Mortgage-Backed Securities are Subject to Risks
Associated with Prepayment of the Underlying Mortgages. As with many interest bearing mortgage-backed instruments, prepayments of the underlying mortgages may expose us to the risk that an equivalent rate of return is not available in the current market and that new investment of equivalent risk will have lower rates of return. Certain types of investments in commercial mortgage-backed securities may be interest-only securities which expose the holder to the risk that the underlying mortgages may prepay at a faster rate than anticipated at acquisition. Faster than anticipated prepayments may cause the investment in interest-only commercial mortgage-backed securities to have a lower than anticipated rate of return and could result in a loss of the initial investment under extreme prepayment scenarios.

Subordinated Securities may not be Repaid Upon Default. We invest in subordinated tranches of commercial mortgage backed securities (our retained REMIC Certificates). In general, subordinated tranches of commercial mortgage backed securities are entitled to receive repayment of principal only after all principal payments have been made on more senior tranches and also have subordinated rights as to receipt of interest distributions. In addition, an active secondary market for such subordinated securities is not as well developed as the market for other mortgage backed securities. Accordingly, such subordinated commercial mortgage backed securities may have limited marketability and there can be no assurance that a more efficient secondary market will develop.

We may be Unable to Consummate Acquisitions, Leasings and Financings On Advantageous Terms Due in Part to Competition

Investments in health care facilities entail the risk that they will fail to perform in accordance with our expectations. Estimates of the costs of improvements necessary for us to bring an acquired property up to market standards may prove inaccurate. Further, we anticipate significant competition for attractive investment opportunities from other major health care property investors with significant capital including other REITs, real estate partnerships, health care providers and other investors, including banks and insurance companies. We expect that future investments will be financed through a combination of borrowings and proceeds from equity or debt offerings by us, which could have an adverse effect on our cash flow. We may not be able to invest in additional properties. Our inability to finance any future investments on favorable terms or the failure of investments to conform to our expectations or investment criteria could have a direct and adverse impact on us. Difficult capital market conditions in the long-term sector of the health care industry have limited our access to traditional forms of growth capital. As a result of the tight capital markets in the health care industry, we reduced our investment activity in the past three years.

We are Subject to Risks and Liabilities in Connection With Properties Owned Through Limited Liability Companies and Partnerships

We have ownership interests in limited liability companies and/or partnerships. We may make additional investments through these ventures in the future. Partnership or limited liability company investments may involve risks such as the following:

     .    our partners or co-members might become bankrupt (in which event we and any other remaining general partners or members would generally remain liable for the liabilities of the partnership or limited liability company);

     .    our partners or co-members might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals;

     .    our partners or co-members may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT; and

     .    agreements governing limited liability companies and partnerships often contain restrictions on the transfer of a member's or partner's interest or "buy-sell" or other provisions

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     which may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms.

We will, however, generally seek to maintain sufficient control of our partnerships and limited liability companies to permit us to achieve our business objectives. Our organizational documents do not limit the amount of available funds that we may invest in partnerships or limited liability companies. The occurrence of one or more of the events described above could have a direct and adverse impact on us.

We Could Incur More Debt

We operate with a policy of incurring debt when, in the opinion of our directors, it is advisable. Accordingly, we could become more highly leveraged. The degree of leverage could have important consequences to stockholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Debt Financing, Financial Covenants, Degree of Leverage and Increases in Interest Rates Could Adversely Affect Our Economic Performance

Scheduled Debt Payments Could Adversely Affect Our Financial Condition. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness on our properties (which in all cases will not have been fully amortized at maturity) and that the terms of refinancing will not be as favorable as the terms of existing indebtedness.

As of December 31, 2002, we had total debt outstanding of approximately $230,420,000 including:

     . $48,421,000 outstanding under our Secured Revolving Credit with a maturity date of October 2, 2004 and a weighted average interest rate of 3.9%;

     . $15,361,000 aggregate principal amount of capital leases and tax exempt revenue bonds with various maturities through 2025 and a weighted average interest rate of 7.2%;

     . $136,971,000 aggregate principal amount of mortgage loans with various maturities ranging from 2003 through 2028 and a weighted average interest rate of 8.8%;

     . $29,667,000 aggregate principal amount of senior mortgage participation with various maturities through 2018 and a weighted average interest rate of 9.25%

If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds of other capital transactions, we expect that our cash flow will not be sufficient in all years to pay distributions to our stockholders and to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase. This increased interest expense would adversely affect our financial condition and results of operations.

Rising Interest Rates Could Adversely Affect Our Cash Flow. As of December 31, 2002, we had $48,421,000 outstanding under a variable rate line of credit. In addition, we may incur other variable rate indebtedness in the future. Increases in interest rates on this indebtedness could increase our interest expense, which would adversely affect our financial condition and results of operations.

We Are Dependent on External Sources of Capital. In order to qualify as a REIT under the Internal Revenue Code, we are required each year to distribute to our stockholders at least 90% (95% for years ending Prior to January 1, 2001) of our REIT taxable income (determined without regard to the dividends-paid deduction and by excluding any net capital gain). Because of this distribution requirement, we may not be able to fund all future capital needs, including capital needs in connection with acquisitions, from cash retained from operations. As a

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result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms or at all. Our access to third-party sources of capital depends upon a number of factors, including general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Additional debt financing may substantially increase our leverage.

Financial Covenants Could Adversely Affect our Financial Condition. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the property, resulting in loss of income and asset value. The mortgages on our properties contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. In addition, our line of credit contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including maximum leverage ratios, minimum debt-service coverage ratios, cash flow coverage ratios and minimum consolidated tangible net worth. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

We Could Default on Cross-Defaulted Debt. Our line of credit contains a cross-default provision which are triggered in the event that our other material indebtedness is in default. This cross-default provision may require us to repay or restructure the line of credit in addition to any mortgage or other debt which is in default, which could adversely affect our financial condition and results of operations.

Our Hedging Policies Involve Risks of Unanticipated Movements in Interest Rates

In connection with our line of credit, we have, in the past, employed hedging techniques designed to protect us against adverse movements in interest rates. While we may benefit from the use of these hedging mechanisms generally, unanticipated changes in interest rates, securities prices, or currency exchange rates may result in a poorer overall performance for us than if it had not entered into such hedging transactions. As of December 31, 2002, we do not have any outstanding hedging agreements.

CONFLICTS OF INTEREST

During the year some of our Executive Officers and Board Members were also Executive Officers and Board Members of CLC Healthcare, Inc.

     . Andre C. Dimitriadis, who is currently our Chairman, President and Chief Executive Officer serves in the same positions with CLC Healthcare, Inc.("CLC"), a Nevada corporation.

     . Wendy L. Simpson, who is currently our Vice Chairman and Chief Financial Officer served until March 7, 2003, when she resigned as an officer of CLC, as Executive Vice President and Chief Financial Officer with CLC. Ms. Simpson remains a Board member of CLC.

     . Christopher T. Ishikawa, who is currently our Executive Vice President and Chief Investment Officer serves as President, Chief Operating Officer and Board member of CLC.

     . Julia L. Kopta, who is currently our Executive Vice President and General Counsel and Corporate Secretary served until September 18, 2002, when she resigned as an officer of CLC as Executive Vice President, General Counsel and Corporate Secretary with CLC.

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CLC engages in the following activities: (1) operation of long-term care facilities; (2) development of long-term care properties, and (3) ownership of equity and debt investments in long-term care companies. Although none of the members of our management is committed to spending a particular amount of time on CLC's affairs, each of the members of management spend time on CLC's affairs. The continued involvement in CLC by some of our executive officers and directors could divert management's attention from our day-to-day operations.

Conflicts of Interest May Arise in Interpretations of Intercompany Agreements Between our Company and CLC. Because our management has been largely the same as CLC's management, conflicts may have arisen and may continue with respect to the operation and effect of our intercompany agreements and relationships which could have an adverse effect on us if not properly resolved. More specifically, overlapping members of the board of directors and senior management of both companies may have presented and/or will present conflicts of interest with respect to matters affecting us and CLC, such as the determination of which company may take advantage of potential business opportunities, decisions concerning the business focus of each company (including decisions concerning the types of properties and geographic locations in which such companies make investments), potential competition between the business activities conducted, or sought to be conducted, by such companies (including competition for properties and tenants), possible corporate transactions (such as acquisitions), and other strategic decisions affecting the future of such companies. Conflicts also may arise with respect to the restriction on CLC's right to engage in activities or make investments that involve real estate unless we were first offered the opportunity and declined to pursue such activities or investments. We have adopted procedures to be followed by our Board of Directors and the Board of Directors of CLC to address potential conflicts. Such procedures include the requirement that the persons serving as directors of both companies abstain from voting as directors with respect to matters that present a significant conflict of interest between the companies.

If We Issue Additional Equity Securities, the Investment of Existing Stockholders Will be Diluted

We may from time to time raise additional capital from the issuance and sale of equity securities. Any such issuances may significantly dilute the interests of the existing holders of our securities, including our common stock.

Limitations in Our Charter and Bylaws Could Prevent a Change in Control

Our Charter and Bylaws contain provisions that may delay, defer or prevent a change in control or other transaction that could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price for our common stock. To maintain our qualification as a REIT for federal income tax purposes:

     . Not more than 50% in value of our outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year after the first taxable year for which a REIT election is made.

     . After the first taxable year for which a REIT election is made, our common stock must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or a proportionate part of a taxable year of less than 12 months).

     . If we, or an owner of 10% or more of our stock, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership in which we are a partner), the rent received by us (either directly or through any such partnership) from that tenant will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code.

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In order to protect us against the risk of losing our REIT status for federal income tax purposes, we prohibit the ownership (actually or by virtue of application of certain constructive ownership provisions of the Internal Revenue
Code) by any single person of more than 9.8% (by value or number of shares, whichever is more restrictive) of the issued and outstanding shares of our common stock and more than 9.8% (by value or number of shares, whichever is more restrictive) of the issued and outstanding shares of each class of our preferred stock by any single person so that no such person, taking into account all of our stock so owned by such person, may own in excess of 9.8% of our issued and outstanding capital stock. We refer to this limitation as the "ownership limit." We will redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for the shares of our common stock in connection with such transaction. The Board of Directors has waived the ownership limit applicable to our common stock with respect to National Health Investors, Inc., allowing it to own greater than 9.8% of our outstanding shares of Series C Preferred Stock.

Our Charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our Board of Directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our Charter, our Bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction, including a change in control, that might involve payment of a premium price for our common stock or otherwise be in the best interests of our stockholders. Those provisions include the following:

     . the provision in our Bylaws requiring a two-thirds vote of stockholders for any amendment of our Bylaws;

     . the requirement in the Bylaws that the request of the holders of 25% or more of our common stock is necessary for stockholders to call a special meeting;

     . the requirement of Maryland law that stockholders may only take action by written consent with the unanimous approval of all stockholders entitled to vote on the matter in question; and

     . the requirement in the Bylaws of advance notice by stockholders for the nomination of directors or proposal of business to be considered at a meeting of stockholders.

These provisions may impede various actions by stockholders without approval of our Board of Directors, which in turn may delay, defer or prevent a transaction involving a change of control.

In addition, in May 2000 we adopted a Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the plan works by imposing significant penalties upon any person or group of persons which acquires 15% or more of our common stock without the approval of our Board of Directors.

We Could Change Our Investment and Financing Policies without a Vote of Stockholders

Subject to our fundamental investment policy to maintain our qualification as a REIT (unless a change is approved by the Board of Directors under certain circumstances), the Board of Directors will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution and operating policies. Although the Board of Directors has no present intention to revise or amend these strategies and policies, the Board of Directors may do so at any time without a vote of stockholders. Accordingly, stockholders will have no control over changes in our strategies and policies (other than through the election of directors), and

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any such changes may not serve the interests of all stockholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to stockholders.

Various Market Conditions Affect the Price of Our Common Stock

As with other publicly-traded equity securities, the market price of our common stock will depend upon various market conditions, which may change from time to time. Among the market conditions that may affect the market price of our common stock are the following:

     .    the extent of investor interest in us;

     . the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies);

     .    our financial performance and that of our lessees or borrowers;

     .    the contents of analyst reports regarding us and the REIT industry;
          and

     . general stock and bond market conditions, including changes in interest rates on fixed income securities which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions. Such an increase in the required yield from distributions may adversely affect the market price of our common stock.

Other factors such as governmental regulatory action and changes in tax laws could also have a significant impact on the future market price of our common stock.

Earnings and Cash Distributions, Asset Value and Market Interest Rates Affect the Price of Our Common Stock

The market value of the equity securities of a REIT generally is based primarily upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions, and is based secondarily upon the real estate market value of the underlying assets. For that reason, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock. Another factor that may influence the price of our common stock will be the distribution yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates might lead prospective purchasers of our common stock to expect a higher distribution yield, which would adversely affect the market price of our common stock. If the market price of our common stock declines significantly, we might breach covenants with respect to debt obligations, which might adversely affect our liquidity and our ability to make future acquisitions and pay distributions to our stockholders.

There are Federal Income Tax Risks Associated with a Reit

Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences to Our Stockholders. We intend to operate so as to qualify as a REIT under the Internal Revenue Code. We believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1992. However, it is possible that we have been organized or have operated in a manner which would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters

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and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating annually at least 90% (95% for taxable years ending prior to January 1, 2001) of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

We Pay Some Taxes. Even if we qualify as a REIT, we are subject to certain federal, state and local taxes on our income and property.

We are Dependent on our Key Personnel

We depend on the efforts of our executive officers with whom we have employment contracts. While we believe that we could find suitable replacements for these key personnel, the loss of their services or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment agreements with our executive officers, these employment agreements may not assure their continued service.

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